Exhibit 99.1

NAVIGATOR GAS ANNOUNCES CLOSING OF UPSIZED SECONDARY PUBLIC OFFERING BY SELLING SHAREHOLDER AND CONCURRENT REPURCHASE OF SHARES BY NAVIGATOR GAS

LONDON, June 13, 2024 (GLOBE NEWSWIRE) — Navigator Holdings Ltd. (NYSE: NVGS) (“Navigator Gas,” the “Company,” “we,” or “our”) announced today the closing of the previously announced upsized public offering (the “Secondary Offering”) of a total of 7,000,000 shares of the Company’s common stock (the “Offered Shares”) by BW Group Limited, as the selling shareholder of the Company (the “Selling Shareholder”), at a public offering price of $15.00 per share.

The Company did not offer any shares of its common stock in the Secondary Offering and did not receive any proceeds from the sale of its shares of common stock in the Secondary Offering.

In addition, in connection with the Company’s previously announced intention to purchase shares in the Secondary Offering, the Company purchased 3,500,000 of the Offered Shares from the underwriters in the Secondary Offering (the “Share Repurchase”), at a price per share of $14.52, which was equal to the price per share paid by the underwriters to the Selling Shareholder in the Secondary Offering. The underwriters did not receive any discount or commission in respect of the shares of common stock purchased by the Company from the underwriters in the Share Repurchase. The Share Repurchase was funded with cash on hand. The terms and conditions of the Share Repurchase were approved and recommended to the Board of Directors of the Company (the “Board”) by a Special Committee of the Board and approved by the Board. The Share Repurchase was conditioned upon the completion of the Secondary Offering, as well as the satisfaction of customary closing conditions, and closed concurrently with the completion of the Secondary Offering. The completion of the Secondary Offering was not conditioned upon the completion of the Share Repurchase.

Citigroup and DNB Markets, Inc. acted as joint book-running managers for the Secondary Offering.

A shelf registration statement on Form F-3 relating to the shares of the Company’s common stock subject to the Secondary Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2023 and declared effective on July 11, 2023. The Secondary Offering was made only by means of a prospectus supplement and the accompanying prospectus filed with the SEC that forms a part of the registration statement. Prospective investors should read the final prospectus supplement and accompanying prospectus or other documents that Navigator Gas has filed with the SEC for more complete information about Navigator Gas and the Secondary Offering. Copies of the final prospectus supplement and the accompanying prospectus can be accessed for free through the SEC’s website at www.sec.gov. Alternatively, copies may be obtained from: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (Tel: 800-831-9146); or DNB Markets, Inc., 30 Hudson Yards, 81st Floor, New York, New York 10001, Attention: Compliance, compliance.marketsinc@dnb.no.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Navigator Gas

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:	Investor Relations investorrelations@navigatorgas.com and
randy.giveans@navigatorgas.com
Address:	333 Clay St., Suite 2480, Houston, Texas, U.S.A. 77002
Tel:	+1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Category: Financial